Filed by Towers Watson & Co.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934, as amended

Subject Company:

Towers Watson & Co. (Commission File No. 001-34594)

The following are transcripts of pre-recorded video messages from executive officers of Towers Watson & Co. (“Towers Watson”) and Willis Group Holdings plc (“Willis”) regarding the proposed merger of Towers Watson and Willis. Towers Watson first made these materials available to employees on October 29, 2015.

JIM FOREMAN

Meet the Proposed Leadership Video

JIM FOREMAN: So I’m Jim Foreman, and I lead the exchange solution segment for what will be the new company. What brought me to Towers Watson? It was so long ago I can hardly remember. It was 30 years ago, but I remember specifically being excited about the people and the fact that I got to go work for a company that had a terrific brand and some wonderful mentors and managers that really brought me and kept me here for 30 years. It really was about the people.

I’m excited about the merger for a couple reasons. One, I really believe that this will be great for our clients, our mutual clients from both sides of the new organization, and the fact that we will be able to go out anywhere in the world and bring our new brand into the marketplace, and that’s not something that I felt we could do currently. So I think from a client perspective, this is going to be a great thing, and I think from a people perspective, people will get to meet a lot of new colleagues and have some new adventures that maybe they wouldn’t be able to count on in the past.

So the biggest piece of what I think the exchange solutions segment will get out of the merger is distribution, and right now we’re primarily focused internally through our internal distribution on the large corporate client side of the equation. We work with outside brokers now. We work with Willis currently, and I think we’ll be able to really ramp up that mid-market distribution channel inside the new organization.

My business actually has been going through quite a bit of Integration. We’re a compilation of a number of brand new businesses that we’ve purchased in the last three to four years. So we’re right in the middle of our own integration, and I think one of the things that I try and focus on is just focus as much as we can on the external environment and don’t let this affect our clients or our customers, and I think we’re going to have to be careful about that during our merger.

Number one, I’m a people person, and I’ve always tried to keep my door open whether it’s a professional issue, a personal issue, and make sure that I have a connection with my team and with the associates that I work with. We all have hidden bad habits. I guess my bad habit is about 2 o’clock in the afternoon I need to sneak out and look for some M&M’s, look for some licorice, something to get me through the end of the day, especially if I’m in the office. I’m not in the office very often, but when I’m in the office, it feels like about 2 o’clock for some reason – maybe because I haven’t had a break. Usually you’re on the phone. You’re dealing with conference calls, meetings. I just need that little sugar buzz at 2 o’clock in the afternoon.

What makes me laugh? A couple things. I’ve got three kids, so it’s hard not to have laughter when you have three kids, but my youngest who’s now the only one living at home – my two older twins went away to college – makes me laugh every day. He’ll send me funny texts during the day just out of the blue. I’ll come home from a long trip, and he’ll be there with some funny story, and he’s kind of a jokester. He actually likes to tell jokes. He’s 14, and not sure where he gets all of his material, but it’s all pretty good, and I’ve actually used a few of his lines in meetings, and presentations, and so on.

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JIM FOREMAN

Meet the Proposed Leadership Video

Where You Can Find Additional Information

In connection with the proposed merger of Towers Watson and Willis Group, Willis Group filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. The registration statement on Form S-4 was declared effective by the SEC on October 13, 2015. Each of Towers Watson and Willis Group mailed the joint proxy statement/prospectus to its respective stockholders on or around October 13, 2015. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE COMMISSION AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS WATSON, WILLIS GROUP AND THE PROPOSED TRANSACTION. You may obtain the joint proxy statement/prospectus and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Watson and Willis Group with the Commission by requesting them in writing from Towers Watson, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY 10281-1003, Attention: Matt Rohrman, Investor Relations, or by telephone at (212) 915-8084.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Watson and Willis Group, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Watson’s and Willis Group’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Watson stockholders and Willis Group shareholders to approve the transaction; the failure of the transaction to close for any reason; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses. Additional risks and factors are identified under “Risk Factors” in Towers Watson’s Annual Report on Form 10-K filed on August 14, 2015, which is on file with the Commission, and under “Risk Factors” in the joint proxy statement/prospectus.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Neither Towers Watson or Willis Group undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

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ADAM GARRARD

Meet the Proposed Leadership Video

ADAM GARRARD: Hi, I’m Adam Garrard, I’m from the United Kingdom but currently living in Singapore. When I graduated, I actually joined a different insurance broker as a graduate trainee, and a colleague of mine moved to Willis, and after I’d been at this other broker for a couple of years, he rang me up and said, you’ve got to come over here. It’s terrific. So I did, and that was over 20 years ago.

For me, and for a lot of my colleagues, especially the long standing colleagues, we spend the best part of our working lives trying to make Willis a better company tomorrow than it is today. That’s the goal that we strive, and that’s – when we wake up in the morning, that’s what we’re thinking about, and I think that this is a terrific opportunity to make that happen in a very fundamental way.

Well, looking after international, obviously we’re in a high growth area and growth is very important, and we’d like to be the growth driver of the organization. I think growth will come in a couple of ways, and I think probably the most exciting is in ways that we don’t even envision today. When you bring two sets of very talented associates together, that talent will create innovation, which in itself will open doors to opportunities.

We have quite a clear model that we would like to adopt, in the sense that we would like to be a fully integrated company. Our competitors have not achieved that. So that presents in itself a challenge. I do believe that we have both the talent and the culture to pull that off. I think it’s the right thing for the company. I think if we do it, we will be hugely successful, and of course, our associates will share in that success.

Myself as a leader, I believe in empowerment. I believe in leadership. I believe that within the confines of a government structure and a budget structure, we should empower our leaders across the world, across the globe, especially the international, to do what they think is right.

Something that I admit that not a lot of people know? I was what you call a late developer. So I left school at 16. Not a lot of people know this. I left school at 16. I did a lot of odd jobs for five years, mainly sitting on the beach, I have to say. And then I decided at 21 that I needed an education. So I didn’t actually graduate until 27. So at 16, the last thing I wanted to do was education. At 21, I’d worked out that it was probably the best thing to do.

What makes me laugh? I’m a big fan of alternative black comedy. I’m a big Woody Allen fan. Yeah, I like my comedy to be unexpected.

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ADAM GARRARD

Meet the Proposed Leadership Video

Where You Can Find Additional Information

In connection with the proposed merger of Towers Watson and Willis Group, Willis Group filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. The registration statement on Form S-4 was declared effective by the SEC on October 13, 2015. Each of Towers Watson and Willis Group mailed the joint proxy statement/prospectus to its respective stockholders on or around October 13, 2015. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE COMMISSION AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS WATSON, WILLIS GROUP AND THE PROPOSED TRANSACTION. You may obtain the joint proxy statement/prospectus and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Watson and Willis Group with the Commission by requesting them in writing from Towers Watson, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY 10281-1003, Attention: Matt Rohrman, Investor Relations, or by telephone at (212) 915-8084.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Watson and Willis Group, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Watson’s and Willis Group’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Watson stockholders and Willis Group shareholders to approve the transaction; the failure of the transaction to close for any reason; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses. Additional risks and factors are identified under “Risk Factors” in Towers Watson’s Annual Report on Form 10-K filed on August 14, 2015, which is on file with the Commission, and under “Risk Factors” in the joint proxy statement/prospectus.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Neither Towers Watson or Willis Group undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

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